UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

COMPLIANCE WITH DISCLOSURE REQUIREMENTS

SIGNATURES

Compliance with disclosure requirements

In compliance with what set forth by the Instructions accompanying the Rules for the markets organized and managed by Borsa Italiana S.p.a. with the objective of facilitating trading on the market of derivative instruments (IDEM), Fiat S.p.A. communicates that a dividend could be paid in May.

This communication has the sole aim of complying with the requirements set out by Borsa Italiana S.p.A. and it is not meant to be a prediction regarding the possible existence of conditions for the distribution of dividends on 2006 or future years’ results.

Turin, November 13, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney